Exhibit 99.1

XP INC. (the “Company”)

c/o Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

For the attention of: The Directors

Re: Resignation as a Director

Dear Directors,

I hereby resign as a director of the Company, effective as of October 16, 2026 (the “Effective Time”).

I confirm that such resignation is voluntary and is not the result of any disagreement with the Company, the board of directors, or management of the Company on any matter relating to the Company’s operations, policies or practices.

I hereby declare, and the Company, by countersigning this letter, hereby confirms that, as of the Effective Time, there are no (i) claims, demands, causes of action or rights of action, whether at law or in equity, whether arising under statute, contract or otherwise, and whether known or unknown, suspected or unsuspected, fixed or contingent, arising on or prior to the date of this letter, against the Company or any of its past or present directors, officers, employees, agents or shareholders, including, without limitation, any claims arising out of or in connection with my service as a director of the Company or the cessation thereof, (ii) knowledge of ongoing or threatened investigations by the U.S. Securities and Exchange Commission or any other governmental or regulatory authority in connection with my service to the Company, and (iii) knowledge of any material violations of applicable securities laws, disclosure obligations or reporting requirements by the Company or by me arising during my tenure that have not been duly disclosed. To the extent that any such claims may exist, I hereby irrevocably and unconditionally waive, release and forever discharge the Company and each of the foregoing persons from any and all liability in respect thereof and the Company, by countersigning this letter, hereby waives, releases and forever discharges me from any and all liabilities in respect thereof.

I also declare and confirm that there is no outstanding agreement, arrangement or understanding pursuant to which the Company has, or could have, any debt, liability or other obligation to me.

Notwithstanding the foregoing, nothing herein shall limit, impair or waive any rights of indemnification to which I am entitled pursuant to applicable law, the Company’s organizational documents, any indemnification agreement, or any applicable insurance policy.

Yours faithfully,

/s/ Martin Emiliano Escobari Lifchitz
Name: Martin Emiliano Escobari Lifchitz
Date: October 13, 2026

Agreed and acknowledged by:

XP INC’S BOARD OF DIRECTORS

By:	/s/ Guilherme Dias F. Benchimol
Name: Guilherme Dias F. Benchimol
Title: Chairman
Date: October 13, 2026

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